UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 6

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Hostess Brands, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

44109J106

(CUSIP Number)

Gores Sponsor LLC

9800 Wilshire Blvd.

Los Angeles, CA 90212

310-209-3010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44109J 106	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Gores Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 1,113,598 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 1,113,598 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,598 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

(1)

Directly owned by Gores Sponsor LLC (“Gores Sponsor”). Includes 851,100 shares of Class A Common Stock issuable upon exercise of 1,702,201 warrants to purchase one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share, to be exercised only for a whole number of shares (“Private Placement Warrants”).

CUSIP No. 44109J 106	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 1,140,831 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 1,140,831 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,140,831 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

(1)

Represents (a) the 1,113,598 shares of Class A Common Stock (including 851,100 shares of Class A Common Stock issuable upon exercise of 1,702,201 Private Placement Warrants) directly owned by Gores Sponsor, and (b) 27,233 shares of Class A Common Stock directly owned by The Gores Group, LLC, a wholly-owned subsidiary of AEG Holdings, LLC (“AEG”).

CUSIP No. 44109J 106	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS Platinum Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 7,739,462 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 7,739,462 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,739,462 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

(1)

Represents (a) the 1,113,598 shares of Class A Common Stock (including 851,100 shares of Class A Common Stock issuable upon exercise of 1,702,201 Private Placement Warrants) directly owned by Gores Sponsor and (b) 3,873,375 shares of Class A Common Stock and 2,752,489 shares of Class A Common Stock issuable upon exercise of 5,504,978 Private Placement Warrants directly owned by Platinum Equity, LLC (“Platinum Equity”).

CUSIP No. 44109J 106	13D	Page 5 of 6 Pages

1	NAME OF REPORTING PERSONS Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 4,621,347 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 4,621,347 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,621,347 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

(1)

Represents (a) the 1,140,831 shares of Class A Common Stock beneficially owned by AEG (including 1,113,598 shares of Class A Common Stock directly owned by Gores Sponsor, 851,100 shares of Class A Common Stock issuable upon exercise of 1,702,201 Private Placement Warrants directly owned by Gores Sponsor and 27,233 shares of Class A Common Stock directly owned by The Gores Group, LLC), (b) 2,033,195 shares of Class A Common Stock directly owned by Pacific Credit Corp., a corporation of which Alec Gores is an officer and owner of a majority of the outstanding shares (“PCC”) and (c) 1,477,411 shares of Class A Common Stock issuable upon exercise of 2,894,822 Private Placement Warrants held directly by PCC.

CUSIP No. 44109J 106	13D	Page 6 of 6 Pages

1	NAME OF REPORTING PERSONS Tom Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 7,739,462 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 7,739,462 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,739,462 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

(1)

Represents the shares of Class A Common Stock and Private Placement Warrants beneficially owned by Platinum Equity, including (a) the 1,113,598 shares of Class A Common Stock (including 851,100 shares of Class A Common Stock issuable upon exercise of 1,702,201 Private Placement Warrants) directly owned by Gores Sponsor and (b) 3,873,375 shares of Class A Common Stock and 2,752,489 shares of Class A Common Stock issuable upon exercise of 5,504,978 Private Placement Warrants directly owned by Platinum Equity.

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D originally filed on November 14, 2016, as amended (the “Schedule 13D”), and is filed jointly by Gores Sponsor LLC (“Gores Sponsor”), AEG Holdings, LLC (“AEG”), Platinum Equity, LLC (“Platinum Equity”), Alec Gores (“Alec Gores”), and Tom Gores (“Tom Gores”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Hostess Brands, Inc. (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

This Amendment No. 6 is being filed to reflect certain distributions of shares of Class A Common Stock and Private Placement Warrants by Gores Sponsor to certain of its members, including AEG and Platinum Equity, transfers of shares of Class A Common Stock and Private Placement Warrants among entities controlled by one or more Reporting Persons and open market sales of shares of Class A Common Stock and Private Placement Warrants beneficially owned by one or more Reporting Persons between March 5, 2018 and July 16, 2018. Distributions of shares of Class A Common Stock and Private Placement Warrants by Gores Sponsor to certain of its members resulted in a reduction in the number of such shares of Class A Common Stock and Private Placement Warrants beneficially owned by the members of Gores Sponsor other than the distributees thereof and their controlling persons. Certain of the other transactions resulted in changes in the form of beneficial ownership by certain of the Reporting Persons without changing the number of shares of Class A Common Stock and Private Placement Warrants beneficially owned thereby.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On March 2, 2018, AEG transferred 2,574,405 shares of Class A Common Stock and 5,098,630 Private Placement Warrants to PCC, at a value of $14.04 per share of Class A Common Stock (an aggregate of $36,144,646.20) and $2.09 per Private Placement Warrant (an aggregate of $10,656,136.70) in repayment of a loan.

On March 19, 2018, AEG transferred 997,350 shares of Class A Common Stock to PCC, at a value of $14.27 per share of Class A Common Stock (an aggregate of $14,232,184.50) in repayment of a loan.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On March 2, 2018, AEG transferred 2,574,405 shares of Class A Common Stock and 5,098,630 Private Placement Warrants to PCC, as described in Item 3 of this Amendment No. 6 above, which description is incorporated by reference herein.

On March 5, 2018, Gores Sponsor made certain distributions of securities of the Issuer to its members, as described in Item 5(c) of this Amendment No. 6, which description is incorporated by reference herein.

Between March 6 and March 15, 2018, PCC sold 1,538,560 shares of Class A Common Stock and between May 30 and July 16, 2018, PCC sold 2,203,808 Private Placement Warrants, in each case as described in Item 5(c) of this Amendment No. 6, which description is incorporated by reference herein.

On March 7, 2018, the spouse of Alec Gores sold all 21,786 shares of Class A Common Stock directly owned thereby, as described in Item 5(c) of this Amendment No. 6, which description is incorporated by reference herein, and of which beneficial ownership was previously attributed to Alec Gores.

On March 19, 2018, AEG transferred 997,530 shares of Class A Common Stock to PCC, as described in Item 3 of this Amendment No. 6 above, which description is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)-(b) The responses of the Reporting Persons to Rows (7) to (13) of the cover pages of this Amendment No. 6 as of July 24, 2018, are incorporated herein by reference. For the purpose of calculating the percentage in Row (13) of the cover page of each Reporting Person, the number of shares of Class A Common Stock outstanding is based on (i) 99,915,614 shares of Class A Common Stock outstanding as of May 8, 2018, as reported in the Quarterly Report on

Form 10-Q for the quarter ended March 31, 2018 filed by the Issuer on May 9, 2018, plus (ii) the number of shares of Class A Common Stock issuable upon exercise of Private Placement Warrants owned by such Reporting Person, if any. AEG and Platinum Equity are the managing members of Gores Sponsor. Alec Gores is the managing member of AEG, and Tom Gores is the managing member of Platinum Equity. As a consequence of these relationships, (x) each of AEG, Platinum Equity, Alec Gores and Tom Gores may be deemed to share beneficial ownership of the securities held by Gores Sponsor, (y) Alec Gores may be deemed to share beneficial ownership of the securities held by AEG and (z) Tom Gores may be deemed to share beneficial ownership of the securities held by Platinum Equity. As described in the footnotes to the cover pages of this Amendment No. 6, the securities of the Issuer beneficially owned by AEG and Alec Gores include shares of Class A Common Stock owned by The Gores Group, LLC, a wholly-owned subsidiary of AEG.

(c) On March 2, 2018, AEG transferred 2,574,405 shares of Class A Common Stock and 5,098,630 Private Placement Warrants to PCC, as described in Item 3 of this Amendment No. 6 above, which description is incorporated by reference herein.

On March 5, 2018, Gores Sponsor distributed 2,308,672 shares of Class A Common Stock to its members, including 997,350 shares of Class A Common Stock distributed to AEG, 27,233 shares of Class A Common Stock distributed to The Gores Group, LLC, a wholly-owned subsidiary of AEG, and 1,284,089 shares of Class A Common Stock distributed to Platinum Equity.

Between March 6 and March 15, 2018, PCC sold 1,538,560 shares of Class A Common Stock and between May 30 and July 16, 2018, PCC sold 2,203,808 Private Placement Warrants, in each case in open market transactions on NASDAQ. The number of securities of the Issuer and the sale price thereof is set forth below:

Class A Common Stock

Date	Number of Shares	Price Per Share	Aggregate Sale Price
March 6, 2018	164,600	$14.6105	$2,399,891.31
March 7, 2018	64,441	$14.6107	$939,570.28
March 7, 2018	69,318	$14.5800	$1,008,553.55
March 8, 2018	67,869	$14.5802	$987,485.46
March 9, 2018	233,772	$14.5800	$3,401,299.62
March 9, 2018	300,000	$14.6267	$4,378,915.50
March 12, 2018	183,192	$14.6267	$2,673,210.33
March 12, 2018	72,921	$14.6616	$1,066,921.87
March 13, 2018	343,887	$14.6132	$5,014,864.08
March 14, 2018	38,460	$14.6121	$560,812.11
March 15, 2018	100	$14.6100	$1,382.67

Private Placement Warrants

Date	Number of Warrants	Price Per Warrant	Aggregate Sale Price
May 30, 2018	5,300	$2.01	$10,569.61
June 26, 2018	100,000	$1.90	$189,007.53
June 26, 2018	200,000	$1.90	$378,478.50
June 26, 2018	300,000	$1.90	$567,290.59
June 29, 2018	400,000	$1.90	$755,990.12
June 29, 2018	376,625	$1.88	$704,334.54
June 29, 2018	23,375	$1.94	$45,022.12
July 2, 2018	303	$1.90	$541.65
July 3, 2018	19,500	$1.93	$37,413.26
July 5, 2018	135,930	$1.96	$264,880.02
July 5, 2018	480,200	$1.90	$907,710.81
July 6, 2018	102,375	$1.96	$199,205.70
July 9, 2018	30,000	$1.95	$58,193.99
July 16, 2018	30,200	$1.96	$59,192.00

On March 7, 2018, Mrs. Gores sold all 21,786 shares of Class A Common Stock directly owned thereby, of which beneficial ownership was previously attributed to Alec Gores, in open market transactions on NASDAQ as follows:

Number of Shares	Price Per Share	Aggregate Sale Price
10,000	$14.57	$145,711.00
5,101	$14.60	$74,325.65
4,899	$14.57	$71,535.69
1,786	$14.57	$26,022.02

On March 19, 2018, AEG transferred 997,530 shares of Class A Common Stock to PCC, as described in Item 3 of this Amendment No. 6 above, which description is incorporated by reference herein.

(d) Not applicable

(e) On December 13, 2017, following the distribution of securities of the Issuer described in Item 5(c) of Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on January 8, 2018, Gores Sponsor ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock.

On March 2, 2018, following the transfer of securities of the Issuer described in Item 5(c) above, AEG ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock.

On June 29, 2018, following the sale by PCC of an aggregate of 1,100,000 Private Placement Warrants, Alec Gores ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2018

GORES SPONSOR LLC

By: AEG Holdings, LLC, its Managing Member

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

By: Platinum Equity, LLC, its Managing Member

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Chief Financial Officer

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Chief Financial Officer

ALEC GORES

/s/ Alec Gores

TOM GORES

/s/ Tom Gores